FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 1, 2011 regarding amendment to tender offer notification by subsidiary

2.	Press release dated December 5, 2011 regarding schedule for transfer of Hitachi’s hard disk drive business to Western Digital (update)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 5, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Amendment to Tender Offer Notification by Subsidiary

Tokyo, December 1, 2011 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced that Hitachi Chemical Co., Ltd. (TSE:4217), a subsidiary of Hitachi, announced amendments to its notification on November 25, 2011 regarding acquisition of shares of Shin-Kobe Electric Machinery Co., Ltd. (TSE: 6934) through a tender offer as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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Attached

December 1, 2011

To whom it may concern

Company name:	Hitachi Chemical Co., Ltd.
Representative:	Kazuyuki Tanaka
President and Chief Executive Officer
(Code number: 4217:
First Section of the Tokyo Stock Exchange,
First Section of the Osaka Securities Exchange)
Contact:	Atsushi Kato
Manager, Corporate Communication Center,
CSR Management Sector
Phone: 81-3-5381-2370

Notice Concerning Additional Information of “Hitachi Chemical Co., Ltd. to Commence

Tender Offer for Shares of its Listed Subsidiary, Shin-Kobe Electric Machinery Co., Ltd.”

Hitachi Chemical Co., Ltd. (“the Company” or the “Tender Offeror”), today announced that, in relation to its intention to acquire shares of Shin-Kobe Electric Machinery Co., Ltd. (First Section of TSE and OSE: 6934; the “Target Company”), by way of a tender offer (the “Tender Offer”), it has amended certain contents of “Hitachi Chemical Co., Ltd. to Commence Tender Offer for Shares of its Listed Subsidiary, Shin-Kobe Electric Machinery Co., Ltd.” announced on November 25, 2011, as described below.

The amended parts are underlined.

2. Outline of the Tender Offer and Other Information

(6)	Changes in the Shareholdings due to the Tender Offer

(Before the Amendment)

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	29,672 units	(Shareholdings immediately before the Tender Offer: 58.45%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	Yet to be determined	(Shareholdings immediately before the Tender Offer: yet to be determined)

Number of voting rights represented by shares to be purchased by the Tender Offer	21,090 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders et al. in the Target Company	50,418 units

(Omitted)

Notes:	2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer,” which is undetermined as of the date hereof, will be disclosed by December 1, 2011, the date of public notice of commencement of the Tender Offer, after an investigation. Because the shares held by the respective Special Related Parties (exclusive of the treasury stock held by the Target Company being a Special Related Party) are also subject to the Tender Offer, the “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” is not included in the numerator of the calculation for “Shareholdings after the Tender Offer”. In addition, the number of voting rights (50,763 units) concerning Shin-Kobe Electric Machinery shares (50,763,083 shares), which is the sum of Shin-Kobe Electric Machinery shares held by the Tender Offeror as of the date hereof (29,672,816 shares) and the number of shares to be purchased in the Tender Offer (21,090,267 shares), is used as the numerator.

(Omitted)

(After the Amendment)

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	29,672 units	(Shareholdings immediately before the Tender Offer: 58.45%)

Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	0 unit	(Shareholdings immediately before the Tender Offer: 0.00%)

Number of voting rights represented by shares to be purchased by the Tender Offer	21,090 units	(Shareholdings after the Tender Offer: 100.00%)

Total number of voting rights held by all the shareholders et al. in the Target Company	50,418 units

(Omitted)

Notes:	2.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer,” represents the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Ordinance (defined in Item (9) “Other conditions and methods of the Tender Offer” below), in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Law (defined in Item (9) “Other conditions and methods of the Tender Offer” below). Because the shares held by the respective Special Related Parties (exclusive of the treasury stock held by the Target Company being a Special Related Party) are also subject to the Tender Offer, the “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” is not included in the numerator of the calculation for “Shareholdings after the Tender Offer”. In addition, the number of voting rights (50,763 units) concerning Shin-Kobe Electric Machinery shares (50,763,083 shares), which is the sum of Shin-Kobe Electric Machinery shares held by the Tender Offeror as of the date hereof (29,672,816 shares) and the number of shares to be purchased in the Tender Offer (21,090,267 shares), is used as the numerator.

(Omitted)

[Restrictions on Solicitation]

This press release is to announce the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Explanatory Document for the Tender Offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any agreement thereof.

[Prospects]

This press release may include certain forward-looking statements with expressions such as “anticipate,” “forecast,” “intend,” “plan,” “believe” and “assume,” including those related to the future business of the Company and other corporations. Such forward-looking statements are based on the views of the management of the Company on its business forecasts at this time, and actual results may differ from such descriptions depending on future circumstances. As for the press release, the Company shall undertake no obligation to update any forward-looking statements to reflect events or circumstance that may arise after this release.

[In Other Countries]

In some countries or regions, the release, issuance or distribution of this press release is legally limited or restricted. In such countries or regions, care should be taken with respect to those limits and regulations, and conform to the national or local regulations. In countries or regions in which the execution of the Tender Offer is illegal, this press release or its translation shall serve as information only and you cannot apply to sell or purchase share certificates, etc., related to the Tender Offer.

FOR IMMEDIATE RELEASE

Schedule for Transfer of Hitachi’s Hard Disk Drive Business

to Western Digital (update)

Tokyo, Japan, December 5, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced a change in the schedule for transfer of Hitachi’s hard disk drive business to Western Digital Corporation (NYSE: WDC, “WD”), following WD’s announcement issued on December 1, 2011. WD now expects to close the transaction by March 2012 subject to the completion of obtaining approvals from European Commission and other regulatory authorities, according to the announcement by WD. It had previously been announced that the transaction was expected to close in the quarter ending December 2011(*1).

On March 7, 2011, Hitachi and WD entered into a definitive agreement to transfer all shares of Hitachi Global Storage Technologies’ holding company, Viviti Technologies Ltd. to WD, which is subject to customary closing conditions, including regulatory approvals(*2).

*1	In May 2011, Hitachi announced that Hitachi and WD expected to close the transaction in the quarter ending December 2011 due to the European Commission’s determination to enter a Phase II review of the transaction. Please see “Schedule for Transfer of Hitachi’s Hard Disk Drive Business to Western Digital” (dated May 31, 2011). http://www.hitachi.com/New/cnews/f_110531b.pdf

*2	“Hitachi Transfers Hard Disk Drive Business to Western Digital” (dated March 7, 2011) http://www.hitachi.com/New/cnews/f_110307a.pdf

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen against other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum, synthetic resins, rare metals and rare-earth minerals, or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit-related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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